PRESS RELEASE


Navistar contact:   Andy Opila    - 312-836-2901
RYMAC contact:      Richard Conte - 800-666-6960



           NAVISTAR TO SELL COLUMBUS PLASTICS TO RYMAC


     CHICAGO (May 15, 1996) -- Navistar International Corporation (NYSE: NAV) and RYMAC Mortgage Investment Corporation (AMEX: RM) today announced an agreement in principle whereby RYMAC will acquire a majority interest in Navistar's Columbus Plastics Operation, which manufactures large sheet molding compound (SMC) components.

     RYMAC, based in Steubenville, Ohio, is a publicly traded real estate investment trust, whose investments are currently being liquidated.

     The sale is expected to close in late summer, with the operation to keep its headquarters in Columbus. Terms were not disclosed.

     Columbus Plastics was opened by Navistar in 1981 and has 480 employees. It provides plastics components to customers such as Navistar, Yamaha and General Motors. Its 1995 sales were approximately $65 million.

     "Navistar's vision -- to be the best truck and engine manufacturer in North America -- requires us to focus our resources on our core businesses," said John R. Horne, Navistar's chairman and chief executive officer. "The sale of Columbus Plastics achieves two key objectives. First, it will provide us with additional financial flexibility as we evaluate various strategic options aimed at strengthening our core truck and engine business. Second, as a free-standing company, Columbus Plastics will be better positioned to maximize its growth potential within the SMC segment of the plastics industry."

     "Columbus Plastics is just the type of company which we had hoped to acquire," said RYMAC's Malcolm M. Prine, who will serve as chairman of the new company, "and RYMAC has available capital and access to capital to help the operation achieve its full potential and value.

     "Columbus Plastics has a history of strong earnings; it has a talented workforce and good customer relationships, and it holds an attractive market position in an industry with demonstrated strong growth potential. Early on, we will be looking for expansion

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opportunities to serve customers in other parts of the U.S."

     All of the employees at Columbus Plastics will remain with the new company. Contracts with the International Association of Machinists and Aerospace Workers, Local 1471, are expected to essentially remain in place.

     The transaction is contingent upon the companies entering into a definitive purchase agreement, the approval of the boards of directors of both Navistar and RYMAC, the approval of RYMAC stockholders and other conditions.

     Chicago-based Navistar manufactures and markets International (registered trademark) brand medium and heavy trucks, school bus chassis, and mid-range diesel engines in North America and selected export markets.


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